UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Five Months Ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From

Commission File Number 000-14429

A.                                   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ISCO, INC. RETIREMENT PLU$ PLAN

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ISCO, INC.

4700 SUPERIOR STREET

LIINCOLN, NEBRASKA  60504-1398

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and we are included therein as listed in the table of contents below.

Table of Contents

(a)	Financial Statements
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

(b)	Supplemental Schedules
Form 5500 Schedule H Part IV, Line 4 (i) – Schedule of Assets Held for Investment Purposes - December 31, 2003
(c)	Exhibits
	23	Consent of Independent Registered Public Accounting Firm
	99.1	Certification Pursuant to 18 USC Section 1350 As Adopted Pursuant To Section 906 of The Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee

Isco, Inc. Retirement Plu$ Plan

Lincoln, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Isco, Inc. Retirement Plu$ Plan as of December 31, 2003 and July 31, 2003 and the related statements of changes in net assets available for benefits for the five months ended December 31, 2003 and the year ended July 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Isco, Inc. Retirement Plu$ Plan as of December 31, 2003 and July 31, 2003, and the changes in net assets available for benefits for the five months ended December 31, 2003 and the year ended July 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
May 19, 2004

ISCO, INC. RETIREMENT PLU$ PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Amounts in thousands)

	December 31, 2003	July 31, 2003

Investments, at fair value (Note C)	$27,439	$25,515

Contributions receivable	52	50

Net assets available for benefits	$27,491	$25,565

The accompanying notes are an integral part of the financial statements.

ISCO, INC. RETIREMENT PLU$ PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Amounts in thousands)

	Five Months Ended December 31, 2003	Year Ended July 31, 2003

Investment income (Note C):
Dividends, interest and other income	$186	$377
Net realized and unrealized appreciation in fair value of investments	2,176	1,744
Net investment income	2,362	2,121

Contributions:
Employer 401(k) matching	132	333
Participant	464	1,147
	596	1,480
Total additions	2,958	3,601

Benefits paid	(1,032)	(655)
Increase in net assets available for benefits	1,926	2,946

Net assets available for benefits:
Beginning of year	25,565	22,619

End of year	$27,491	$25,565

The accompanying notes are an integral part of the financial statements.

ISCO, INC. RETIREMENT PLU$ PLAN

NOTES TO FINANCIAL STATEMENTS

Five Months ended December 31, 2003 and Year ended July 31, 2003

(Columnar amounts in thousands, except share/unit data)

Note A. Description of Plan

General.  The following brief description of the Isco, Inc. Retirement Plu$ Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information. The Plan was established, effective August 1, 1972, to provide retirement benefits for the employees of Isco, Inc (the Employer).  The Plan was last amended effective August 1, 2003, when the Employer adopted a new prototype plan document to incorporate required tax law changes and other administrative changes.  The most significant change as a result of the new plan document adoption was a change in the Plan’s year end from July 31 to December 31.  Employees are eligible for participation after they have completed one year of service and are at least 21 years of age.  A year of service is defined as the accumulation of 1,000 hours of credited service during a one-year period beginning on the employment date.

Participant contributions, Employer 401(k) matching contributions, and Employer profit sharing contributions, are invested by JP Morgan Retirement Plan Services at the direction of the plan participants.

Employer Annual Profit Sharing Contribution.  The Employer makes annual discretionary contributions to the Plan, subject to IRS limitations.  The contributed amount received by each participant is based on his or her percentage of total eligible compensation.

Participant Contributions.  Plan participants may elect to reduce their compensation by any percentage, up to the annual IRS contribution limit.  The Employer then contributes the amount of reduction in compensation to the Plan on behalf of each participant.

Employer 401(k) Matching Contribution.  The Employer is required to match 50% of the contribution made on behalf of each participant electing salary reductions up to a maximum of 5% of the participant’s eligible compensation.

Participant Accounts.  Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution and the allocated portion of the Employer’s annual profit sharing contribution and the forfeited portion of terminated participants’ non-vested account balances.  Any 401(k) forfeitures are allocated, based on a participant’s contributions to the 401(k) plan during the plan year.  The Employer’s annual profit sharing contribution and related forfeitures are allocated to each participant’s account based on the percentage of the participant’s eligible compensation for the plan year to the total compensation of all eligible participants for the plan year.  Earnings are credited directly to each investment option in which the participant had an investment on the record date of the dividend or interest distribution.

Vesting.  Participant contributions (i.e. employee salary reduction amounts) are immediately fully vested and nonforfeitable.  Employer profit sharing contributions and the Employer 401(k) matching contributions vest 20% upon completion of one year of credited service, increasing 20% per year until fully vested upon completion of five years of credited service.

Payment of Benefits.  On termination of service due to death, disability or retirement, a participant with a vested balance may elect to receive a lump sum equal to the participant’s vested interest in his or her account.

Plan participants are eligible for normal retirement at age 65 but may elect to retire at a later date.  Upon attainment of 65 years of age, death, or determination of disability, a participant becomes 100% vested regardless of the number of credited years of service completed.

Plan Expenses.  The Employer pays for all costs to administer the plan with the exception of loan origination and loan maintenance fees.  This provides an additional benefit to the participant. The administration costs paid by the Employer are not reflected in the Plan’s financial statements.

Participant Loans.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the participant’s account balance and bear interest at rates that range from 5.25% to 10.75%, which are equivalent to prevailing local rates as determined by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Note B.  Summary of Significant Accounting Policies

Basis of Accounting.  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition.  Investments are stated at fair value.  Fair value of marketable securities is determined by reference to the closing quoted price by the exchange on which the security is listed or the closing net asset value as reported by the mutual fund.  Participant loans are stated at their outstanding principal balance, which approximates fair value.

Investment transactions are recognized on a settlement date basis.  The net realized and unrealized appreciation (depreciation) of investments is recognized in the statements of changes in net assets available for benefits. The fair value at the beginning of the plan year, or the purchased cost if acquired during the year, is used in determining realized and unrealized gains and losses on the sale of each investment.

Payment of Benefits.  The Plan’s policy is to record benefit payments upon distribution to the participants.  There were no benefits payable to retired and terminated participants at December 31, 2003 and July 31, 2003, respectively.

Contributions.  The Employer profit sharing contribution is computed as of the end of the Employer’s fiscal year and is recorded by the Plan in the corresponding period.  The profit sharing contribution is allocated to participants’ accounts in the plan quarter in which the profit sharing contribution is made to the Plan.  Participant contributions are recorded in the period in which the bi-weekly payroll deductions are made. The Employer 401(k) matching contributions are also recorded in the period that the payroll deductions are made.

Note C. Investments

The following schedule presents the fair values of investments that represent five percent or more of the Plan’s net assets.

	December 31 2003	July 31 2003
American Century Stable Asset Fund	$2,666	$2,830
American Century International Growth Fund	1,511	1,284
American Century Ultra Fund	5,508	5,013
American Century Select Fund	6,513	5,981
American Century Strategic Allocation Moderate	2,727	2,517
American Century Diversified Bond Fund	1,520	1,534
American Century Equity Index Fund	1,873	1,823

The net appreciation (depreciation) in fair value of investments for the five months and year ended December 31, 2003 and July 31, 2003 is summarized as follows:

	December 31 2003	July 31 2003

Mutual Funds	$2,107	$1,811
Isco, Inc. Common Stock	69	(67)
	$2,176	$1,744

Note D. Plan Termination

Although Isco, Inc. has not expressed any intent to terminate the Plan, it may do so at any time by giving 30 days notice to the Plan Committee, the Plan Administrator, and the Trustee.  In the event of such termination, Plan assets would be valued and participants’ accounts would be adjusted to reflect the allocation of net gains and losses of the underlying investments.  At that time, participants’ accounts would become fully vested and nonforfeitable.

Note E. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 31, 2004, which states that the Plan, as amended August 7, 2003 and September 24, 2003, is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is provided in the financial statements of the Plan.

Note F. Related Party Transactions

Plan investments include 60,284 and 76,285 shares of Isco, Inc. common stock with a fair value of $558,000 and $626,000 at December 31, 2003 and July 31, 2003, respectively.  Isco, Inc. is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

All JP Morgan investments are managed by the trustee of the plan and, therefore, these transactions qualify as party-in-interest transactions.  JP Morgan is the owner of JP Morgan/American Century Retirement Plan Services.

Note G.  Subsequent Event

On April 8, 2004, the Employer entered into an agreement to merge with Teledyne Technologies.  At the close of the transaction, owners of Employer stock will receive cash of $16 per share.  The effects of this pending transaction are not reflected in the accompanying financial statements.

ISCO, INC. RETIREMENT PLU$ PLAN

PN 001

(Amounts in thousands, except per share/unit data)

Supplemental Schedule

Form 5500 Schedule H Part IV, Line 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES

December 31, 2003
Column B	Column C	Column E
Identity of issue, borrower, lessor or similar party	Description of investment including collateral, rate of interest, maturity date, par or maturity value	Current Value
Money Market:
*American Century Stable Asset Fund	2,666,420 Shares	$2,666

Mutual Funds:

*American Century Select Fund	183,215 Shares	6,513
*American Century Diversified Bond Fund	147,048 Shares	1,520
*American Century Ultra Fund	206,686 Shares	5,508
*American Century International Growth Fund	190,336 Shares	1,511
*American Century Equity Index Fund	421,896 Shares	1,873
*American Century Value Fund	155,914 Shares	1,170
*American Century Lord Abbett Growth Opportunities	46,001 Shares	839
*American Century Strategic Allocation: Moderate	429,447 Shares	2,727
*American Century Strategic Allocation: Aggressive	92,262 Shares	643
T. Rowe Price Small Cap Stock Fund	40,840 Shares	1,143
Van Kampen Growth & Income Fund	23,184 Shares	418

Other Investments:
*Isco, Inc. Common Stock	60,284 Shares	558
*Participant Loans	Interest rates ranging from 5.25% to 10.75% maturing January 2004 through December 2008	350
		$27,439

*Party-in-interest